Mail Stop 4561

December 18, 2008

By U.S. Mail and facsimile to(720)932-9738

William D. Snider
Chief Financial Officer
United Western Bancorp, Inc.
700 17th Street, Suite 2100
Denver, CO 80208

      Re: United Western Bancorp, Inc.
              File No. 0-21231
              Form 10-K for the period ended December 31, 2007
              Forms 10-Q for the periods ended March 31, June 30 and September 30, 2008

Dear Mr. Snider:

We have reviewed your response to our comment letter of October 23, 2008, which as filed on November 25, 2008, and have the following additional comments:

Form 10-K

Financial Statements

General

1.   Please refer to your response to prior comment 1 of our comment letter dated November 25, 2008. Please address the following:

- Your response appears to set forth inconsistent information as to your interpretation of how SFAS 65 applies to your loans held for sale. You state the activities of the company are not consistent with the definition of mortgage banking activities as defined in SFAS 65. You also state in your proposed revisions to future filings that at December 31, 2007 residential loans held for sale were impaired by $1,648,000 pursuant to SFAS 65 and that there was no valuation allowance required under SFAS 65 to reduce the carrying value of residential loans held for sale at December 31, 2007. Please explain these apparent inconsistencies to us.

- Please reconcile the amounts of the valuation allowances included in your November 25, 2008 response to the amounts included in your response to prior comment 6 of our letter dated September 11, 2008.

- Be advised that SFAS 65 is the authoritative literature on loans held for sale under U.S. GAAP. SFAS 65 prescribes a fair value model that incorporates market pricing from interest rates and credit quality in the determination of the fair value of the underlying loans. Therefore, it is not appropriate to recognize a fair value adjustment under SFAS 65 and a credit loss reserve under SFAS 5, which you state in your response that you do. In this regard, we note the portion of your response that indicates that given the age of the loans in the loans held for sale portfolio, you believe that inclusion of an allowance is a reasonable presentation. However, we note that this presentation does not appear to be supported by the applicable accounting literature, including SFAS 65 and SOP 01-6. To the extent that you continue to believe it does, please reference the applicable literature you relied upon.

- In light of the above regarding the authoritative literature applicable to your accounting for loans held for sale, please tell us how the amounts you recorded would have been different if you had complied with that authoritative literature. Provide us with a materiality analysis covering the periods presented in your most recent Form 10-K and subsequent interim periods.

Form 10-Q for the Period Ended June 30, 2008

Financial Statements

Note 15. Fair Value of Financial Assets, page 25

2.   Please refer to your response to prior comment 3 of our comment letter dated October 23, 2008 and address the following:

- Please provide us further clarification on why you have observable market data for delinquency expectations and prepayments for your Alt-A securities but not for the payment option adjustable rate mortgages. As part of your response, please discuss the specific source of your observable data for your Alt-A securities.

- Please tell us and revise future filings to discuss in more detail the specific procedures you perform to review pricing information received from pricing services for your Option ARMs and other securities, including the frequency of your reviews and the percentage of the pricing information received that is reviewed.

- Please tell us and revise future filings to disaggregate the credit rating information included in your Form 10-Q for the period ended September 30, 2008 by securities category and discuss the characteristics of the underlying collateral of each category.

- You state in your response that the CMO's in the available for sale portfolio and the held to maturity portfolio have similar collateral. Please tell us why the fair value of the CMO's in the held to maturity portfolio have deteriorated significantly more then the CMO's in the available for sale portfolio at June 30, 2008, as reflected in the table provided in your response.

Form 10-Q for the Period Ended September 30, 2008

Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies, page 8

Temporary vs. Other-Than-Temporary Impairment, page 10

3. Please quantify the extent to which the securities in your portfolio are within the scope of EITF 99-20. Please list the specific security categories, and quantify the dollar amount of securities within the scope.

4. Please clarify your policy for evaluating the scope of EITF 99-20 for your securities portfolio. For example, is your policy to evaluate whether securities are within the scope of EITF 99-20 only at inception of the security, continuously re-evaluation each period, or only after an impairment is recognized on an individual security?

5. Please clarify how you recognize interest income on securities after an other-than-temporary impairment charge is recorded. To the extent it varies by security type, discuss each of your methodologies.

6. We note the significant declines in fair value on your investment portfolio. We also note your disclosure that you perform cash flow analyses to support your conclusion that you believe it is probable you will collect all contractual principal and interest. Please address the following:

    - Please tell us in more detail how you develop the cash flow projections used for your impairment analysis.

    - Please tell us whether your cash flow analyses indicate how much more losses would be required to be incurred before the security you hold experiences the first dollar of cash flow losses. If so, please quantify the amounts for us, and provide additional quantified disclosure in future filings about the results of those analyses.

7. Regarding the other-than-temporary impairment recognized on your held to maturity portfolio, please address the following:

- Please tell us and revise future filings to explain how the results for these securities, which resulted in an other-than-temporary impairment, were different from the results for your other securities. Compare and contrast the specific characteristics of the impaired securities to the remaining securities in your portfolio, including why, despite the severity of the unrealized losses, mortgage-backed securities private in your available for sale portfolio are not other-than-temporarily impaired.

- Please tell us and revise future filings to disclose how you determine the fair values of your securities as disclosed in footnote 3. See our comment above on the specific nature of the underlying collateral of these securities and explain why the unrealized losses on the available for sale portfolio are significantly greater then on the held to maturity portfolio.

* * * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provide us drafts of your proposed revisions to future filings and any requested supplemental information. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may Paul Cline at (202) 551-3851 or me at (202)551-3494 you have questions.

Sincerely,

Kevin Vaughn
Branch Chief